                                                                 Exhibit (a)(17)

                        ADDENDUM FOR EMPLOYEES IN ITALY
                        -------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant, but is merely intended to alert employees who are residents of Italy to some of the tax information they may want to consider in making their decision.

     Employees who are residents of Italy who exchange options for New Options will not be required to recognize income for Italian income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Italian income tax purposes. At the date of grant of the New Options employees who are residents of Italy will not be required to recognize income for Italian income tax purposes. The grant of options is not recognized as taxable income for Italian income tax purposes.

     The exercise price for the New Options will determine the tax treatment to the optionee upon exercise of these options. Where the exercise price for the options is equal to or greater than the "normal value" of the stock at grant (i.e. the average price of Electronics for Imaging shares over the 30 days prior to the date of grant), there will be no taxation until the shares acquired upon exercise of the options are sold. Where the exercise price for the options is lower than the "normal value" of the stock at grant, the optionee will recognize taxable income from employment at the time of exercise of the options.

     The income from the sale of the shares will be treated as a capital gain. The capital gain will be calculated as the excess of (i) the proceeds from the sale of the shares over (ii) the exercise price of the shares purchased upon the exercise of the options. Capital gains are currently taxable at a flat rate of 12.5% (2001).